UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

GC CHINA TURBINE CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36156J 104

(CUSIP Number)

Qi Na
No. 86, Nanhu Avenue, East Lake Development Zone,
Wuhan, Hubei Province 430223
People’s Republic of China
+8627-8798-5051

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Hou Tie Xin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power.	17,765,757
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	17,765,757
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,765,757
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	☐
13.	Percent of Class Represented by Amount in Row (11)	30.13%(1)
14.	Type of Reporting Person (See Instructions)	IN

 (1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Bu Zheng Liang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,231,904
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,231,904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,231,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	5.48%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Qi Na
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,590,705
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,590,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,590,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	4.39%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Xu Jia Rong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,130,855
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,130,855
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,130,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	3.61%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Wu Wei
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	2,101,709
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,101,709
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,101,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	3.56%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Zhao Ying
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	1,554,423
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,554,423
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,554,423
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	2.64%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Zuo Gang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	1,126,957
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,126,957
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,126,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	1.91%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Zhang Wei Jun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	1,065,427
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,065,427
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,065,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	1.81%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	He Zuo Zhi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	816,072
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	816,072
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	816,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	1.38%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Golden Wind Holdings, Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	32,383,808
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	32,383,808
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	32,383,808
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	54.91%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Xu Hong Bing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……..…	N/A
6.	Citizenship or Place of Organization	Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	32,383,808
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	32,383,808
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	32,383,808
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	54.91%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 58,970,015 shares of common stock issued and outstanding as of October 30, 2009.

Item 1.  Security and Issuer.

 This statement relates to shares of Common Stock (the "Shares") of GC China Turbine Corp., a Nevada corporation (the "Issuer").  The address of the Issuer's principal executive office is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

Item 2.  Identity and Background.

(i)
Hou Tie Xin, a Chinese citizen, is the Chairman of the Board of the Issuer and of Chairman of Wuhan Guoce Nordic New Energy Co. Ltd. His business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(ii)
Bu Zheng Liang, a Chinese citizen, is a technical consultant to Wuhan Guoce Nordic New Energy Co. Ltd. His business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(iii)
Qi Na, a Chinese citizen, is Chief Executive Officer to the Issuer and General Manager of Wuhan Guoce Nordic New Energy Co. Ltd.  Her business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(iv)
Xu Jia Rong, a Chinese citizen, is a director of the Issuer and Deputy General Manager of Wuhan Guoce Nordic New Energy Co. Ltd.  His business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(v)
Wu Wei, a Chinese citizen, is the Deputy General Manager of Wuhan Guoce Nordic New Energy Co. Ltd. His business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(vi)
Zhao Ying, a Chinese citizen, is the Chief Financial Officer of the Issuer.  Her business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(vii)
Zuo Gang, a Chinese citizen, is a technical consultant to Wuhan Guoce Nordic New Energy Co. Ltd.  His business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(viii)
Zhang Wei Jun, a Chinese citizen, is the Assistant to the General Manager of Wuhan Guoce Nordic New Energy Co. Ltd. Her business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(ix)
He Zuo Zhi, a Chinese citizen, is a technical consultant to Wuhan Guoce Nordic New Energy Co. Ltd.  His business address is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

(x)
Golden Wind Holdings Limited is a British Virgin Islands corporation (“Golden Winds”).  Its business address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgins Islands.  The sole director and officer of Golden Winds is Xu Hong Bing, a Canadian citizen.  His business address is c/o GC China Turbine Corp., No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.

None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On  October 30, 2009 (the “Closing Date”), GC China Turbine Corp., a Nevada corporation (the “Company”), closed a voluntary share exchange transaction with a wind turbines manufacturer based in China pursuant to a Share Exchange Agreement (the “Exchange Agreement”) by and among the Company, Luckcharm Holdings Limited (“Luckcharm”), a company incorporated in Hong Kong Special Administrative Region, Golden Wind Holdings Limited (“Golden Wind”), a company incorporated in the British Virgin Islands and owner of 100% of the issued and outstanding equity interest of Luckcharm, and Wuhan Guoce Nordic New Energy Co., Ltd. (“GC Nordic”), a company organized in the People’s Republic of China and wholly-owned subsidiary of Luckcharm.  At the closing of the Exchange Agreement on the Closing Date, the Company issued 32,383,808 shares of its common stock to Golden Wind in exchange for 100% of the issued and outstanding capital stock of Luckcharm.

Item 4.  Purpose of the Transaction.

The purpose of the transaction was for the Company to acquire GC Nordic.  As a result of the closing of the Exchange Agreement, Golden Wind became the controlling shareholder, Luckcharm became its wholly-owned subsidiary, and the Company acquired the business and operations of GC Nordic.  Effective as of the Closing Date, Mr. John J. Lennon resigned as Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and director of the Company, and Qi Na was appointed as Chief Executive Officer, Zhao Ying was appointed as Chief Financial Officer, Tomas Lyrner was appointed as Chief Technology Officer, and Chris Walker Wadsworth was appointed as a member of the board of directors.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)           Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	(i)
The Shares considered to be beneficially owned by Hou Tie Xin by reason of his Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Hou Tie Xin the voting and dispositive powers with respect to the Shares is 17,765,757 Shares, or 30.13% of the Shares.

(ii)
The Shares considered to be beneficially owned by Bu Zheng Liang by reason of his Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Bu Zheng Liang the voting and dispositive powers with respect to the Shares is 3,231,904 Shares, or 5.48% of the Shares.

(iii)
The Shares considered to be beneficially owned by Qi Na by reason of her Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Qi Na the voting and dispositive powers with respect to the Shares is 2.590.705 Shares, or 4.39% of the Shares.

(iv)
The Shares considered to be beneficially owned by Xu Jia Rong by reason of his Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Xu Jia Rong the voting and dispositive powers with respect to the Shares is 2,130,855 Shares, or 3.61% of the Shares.

(v)
The Shares considered to be beneficially owned by Wu Wei by reason of his Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Wu Wei the voting and dispositive powers with respect to the Shares is 2,101,709 Shares, or 3.56% of the Shares.

(vi)
The Shares considered to be beneficially owned by Zhao Ying by reason of her Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Zhao Ying the voting and dispositive powers with respect to the Shares is 1,554,423 Shares, or 2.64% of the Shares.

(vii)
The Shares considered to be beneficially owned by Zuo Gang by reason of his Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Zuo Gang the voting and dispositive powers with respect to the Shares is 1,126,957 Shares, or 1.91% of the Shares.

(viii)
The Shares considered to be beneficially owned by Zhang Wei Jun by reason of her Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving Zhang Wei Jun the voting and dispositive powers with respect to the Shares is 1,065,427 Shares, or 1.81% of the Shares.

(ix)
The Shares considered to be beneficially owned by He Zuo Zhi by reason of his Call Option Agreement and Voting Trust Agreement with Golden Wind and Xu Hong Bing, giving He Zuo Zhi the voting and dispositive powers with respect to the Shares is 816,072 Shares, or 1.38% of the Shares.

(x)
Golden Wind beneficially owns 32,383,808 Shares or 54.91% of the Shares.  Xu Hong Bing, by reason of being sole director and officer of Golden Wind may also be deemed to beneficially own 32,383,808 Shares or 54.91% of the Shares.

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hou Tie Xin	0	0	17,765,757
Bu Zhen Liang	0	0	3,231,904
Qi Na	0	0	2,590,705
Xu Jia Rong	0	0	2,130,855
Wu Wei	0	0	2,101,709
Zhao Ying	0	0	1,554,423
Zuo Gang	0	0	1,126,957
Zhang Wei Jun	0	0	1,065,427
He Zuo Zhi	0	0	816,072
Golden Wind Holdings, Limited	0	0	32,383,808
Xu Hong Bing	0	0	32,383,808

(c)	For the information describing transactions of the Reporting Persons’ Shares within the last sixty (60) days, see Item 3 above.

(d)	The purchasers under the Call Option Agreement with Golden Wind and Xu Hong Bing have the right to receive any distributions from the Company with respect to the number of Shares as stated above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 30, 2009, each of Hou Tie Xin, Bu Zhen Liang, Qi Na, Xu Jia Rong, Wu Wei, Zhao Ying, Zuo Gang, Zhang Wei Jun, He Zuo Zhi (each a “Purchaser”) entered into separate call option and voting agreements with Golden Wind and Xu Hong Bing.  Under these agreements, the Purchaser acquired the right to purchase and vote a certain amount of Shares (as detailed above).  The Purchaser has the right to acquire the Shares at US$ 0.0001 per share upon the Company meeting certain conditions.

The forms of Call Option Agreement and Voting Trust Agreement have been filed as exhibits hereto and are incorporated herein by reference.

On October 30, 2009, the Company, New Margin Growth Fund LP, Ceyuan Ventures II, LP, Ceyuan Ventures Advisors Fund II, LLC and Golden Wind entered into an Investor Rights Agreement.  Under the agreement, New Margin Growth Fund LP, Ceyuan Ventures II, LP, Ceyuan Ventures Advisors Fund II, LLC and Golden Wind agreed to vote in the same manner in votes related to board composition.  The form of the Investor Rights Agreement was filed as Exhibit 10.12 on the Form 8-K filed by the Company on November 5, 2009 and is incorporated herein by reference.

On September 30, 2009, each of Hou Tie Xin, Qi Na, Xu Jia Rong, Wu Wei, Zhao Ying, and Zhang Wei Jun entered into a Lock-Up Agreement with the Company whereby each party agreed not to make a Disposition (as defined in the Lock-up Agreement) of their Shares for a period of two years without the prior written consent of the Company.  The form of the Lockup Agreement was filed as Exhibit 10.17 on the Form 8-K filed by the Company on November 5, 2009 and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Statement
Exhibit B – Form of Call Option Agreement
Exhibit C – Form of Voting trust Agreement
Exhibit D – Form of Investor Rights Agreement (Previously filed as Exhibit 10.12 on the Form 8-K filed by the Company on November 5, 2009)
Exhibit E – Form of Lock-Up Agreement (Previously filed as Exhibit 10.17 on the Form 8-K filed by the Company on November 5, 2009)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2009

/s/ Hou Tie Xin
Hou Tie Xin

Dated: November 9, 2009

/s/ Bu Zheng Liang
Bu Zheng Liang

Dated: November 9, 2009

/s/ Qi Na
Qi Na

Dated: November 9, 2009

/s/ Xu Jia Rong
Xu Jia Rong

Dated: November 9, 2009

/s/ Wu Wei
Wu Wei

Dated: November 9, 2009

/s/ Zhao Ying
Zhao Ying

Dated: November 9, 2009

/s/ Zuo Gang
Zuo Gang

Dated: November 9, 2009

/s/ Zhang Wei Jun
Zhang Wei Jun

Dated: November 9, 2009

/s/ He Zuo Zhi
He Zuo Zhi

Dated: November 9, 2009

/s/ Xu Hong Bing
Xu Hong Bing

Dated: November 9, 2009
Golden Wind Holdings Limited

/s/ Xu Hong Bing
By: Xu Hong Bing